SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission file number:   000-23406

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southern Bank 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southern Missouri Bancorp, Inc.
531 Vine Street
Poplar Bluff, MO  63901

SOUTHERN BANK 401(k) RETIREMENT PLAN

Required Information

The Southern Bank 401(k) Retirement Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of BKD, LLP.

Southern Bank 401(k) Retirement Plan

EIN 43-0462350     PN001

Public Accounting Firm’s Report and Financial Statements

June 30, 2013 and 2012

Southern Bank 401(k) Retirement Plan

June 30, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Audit Committee
Southern Bank 401(k) Retirement Plan
Poplar Bluff, Missouri

We have audited the accompanying statements of net assets available for benefits of Southern Bank 401(k) Retirement Plan as of June 30, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended June 30, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southern Bank 401(k) Retirement Plan as of June 30, 2013 and 2012, and the changes in its net assets available for benefits for the year ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of assets (held at end of year) is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
December 20, 2013

Southern Bank 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

June 30, 2013 and 2012

	2013	2012

Investments, At Fair Value	$8,490,138	$6,392,095

Receivables
Notes receivable from participants	108,665	111,451
Participants’ contributions	17,944	10,040
Employer’s contributions	316,683	262,600

	443,292	384,091

Net Assets Available for Benefits	$8,933,430	$6,776,186

See Notes to Financial Statements

Southern Bank 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2013

Investment Income
Net appreciation in fair value of investments	$1,250,156
Interest and dividends	173,456

Net investment income	1,423,612

Interest Income on Notes Receivable from Participants	4,852

Contributions
Participants	310,200
Employer	450,524
Rollovers	25,222

Total contributions	785,946

Total additions	2,214,410

Deductions
Benefits paid to participants	56,660
Administrative fees	506

Total deductions	57,166

Net Increase	2,157,244

Net Assets Available for Benefits, Beginning of Year	6,776,186

Net Assets Available for Benefits, End of Year	$8,933,430

See Notes to Financial Statements

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements

June 30, 2013 and 2012

Note 1:	Description of the Plan

The following description of Southern Bank 401(k) Retirement Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Southern Bank (the Bank), a wholly-owned subsidiary of Southern Missouri Bancorp, Inc. (the Company), for the benefit of its employees who have at least one year of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Bank also maintained a qualified Employee Stock Ownership Plan (ESOP).  The Bank merged the ESOP into the Plan effective October 1, 2010.  Participant accounts under the ESOP are maintained as a separate source (ESOP Source) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.

The Plan is administered by the Bank.  Capital Bank and Trust is the trustee of the Plan.  American Funds serves as Plan custodian.

Contributions

The Plan permits eligible employees to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).  Employee rollover contributions are also permitted.

Effective July 1, 2011, the Plan was modified such that the Bank makes safe harbor matching contributions of 100% of employees’ salary deferral amounts on the first 3% of employees’ compensation, and 50% of employees’ salary deferral amounts on the next 2% of employees’ compensation.  Prior to the July 1, 2011 amendment, the Plan provided for safe harbor non-elective contributions of 3% of employees’ compensation.  The Bank also makes profit-sharing contributions.  Bank profit-sharing contributions are discretionary as determined by the Bank’s Board of Directors.  Contributions are subject to certain limitations.  Forfeitures are used to reduce Bank contributions.

Participant Investment Account Options

Investment account options available include various funds and common stock of the Company.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2013 and 2012

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, and plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon.  Bank matching contributions and ESOP Source contributions are vested at a rate of 20% per year of service beginning with completion of the second year of service.  A participant becomes fully vested with completion of their sixth year of service.  The non-vested balance is forfeited upon termination of service.  Forfeitures are used to reduce Bank contributions.

Payment of Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement.  Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested.  In the event of death, the participant’s account becomes fully vested and is paid to the designated beneficiary.  Distributions under the Plan are payable in a lump sum or through installments.  Payments through installments are only available to Participants with a vested account balance in excess of $5,000 who terminate at normal retirement age or later.  At June 30, 2013 and 2012, Plan assets included no amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but which had not yet been paid.

Forfeited Accounts

At June 30, 2013 and 2012, forfeited non-vested accounts totaled $20,953 and $72,076, respectively.  These accounts will be used to reduce future Bank contributions. The forfeitures totaling $20,953 were used to reduce employer contributions made during the 2014 plan year related to the 2013 employer contributions receivable.

Participant Loans

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is fixed for the term of the loan at a rate one percentage point above the Wall Street Journal’s published prime rate of interest on the first day of the month in which the loan was made.

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2013 and 2012

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market fund are valued at the net asset value (NAV) of shares held by the plan at year end.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Plan Tax Status

The Plan operates under a non-standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by American Funds Distributors, Inc.  This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2013 and 2012

qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.

The Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2009.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.

Note 3:	Investments

The fair value of the Plan’s investments at the end of the year is as follows:

	2013	2012

Mutual funds
Bond funds	$255,738	$200,504
Balanced funds	90,757	37,117
Growth & income funds	652,400	425,045
Growth funds	1,445,192	962,887
Target date funds	336,416	202,425
Company security – Southern Missouri Bancorp, Inc. Common Stock	5,524,450	4,346,995
Money market fund	185,174	217,111
Cash – Southern Missouri Bancorp Awaiting Stock Purchase Fund	11	11

	$8,490,138	$6,392,095

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

2013

Mutual funds	$335,121
Company security	915,035

$1,250,156

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2013 and 2012

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2013	2012

Southern Missouri Bancorp, Inc. Common Stock	$5,524,450	$4,346,995

Interest and dividends realized on the Plan’s investments for the year ended June 30, 2013 were $173,456.

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan allows participants to invest their account balances in shares of the Company.  The number of shares of common stock held by the Plan at June 30, 2013 and 2012 was 215,210 shares and 204,564 shares, respectively, and the Plan received dividends of $125,827 during the year ended June 30, 2013.

The plan incurs expenses related to general administrative and record keeping. The Company pays certain administrative expenses and accounting and auditing fees relating to the Plan and provides certain administrative services at no cost to the plan.

Note 5:	Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2013 and 2012

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2013 and 2012:

		June 30, 2013
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$5,524,450	$5,524,450	$-	$-
Mutual funds
Bond funds	255,738	255,738	-	-
Balanced funds	90,757	90,757	-	-
Growth & income funds	652,400	652,400	-	-
Growth funds	1,445,192	1,445,192	-	-
Target date funds	336,416	336,416	-	-
Money market fund	185,174	185,174	-	-

		June 30, 2012
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$4,346,995	$4,346,995	$-	$-
Mutual funds
Bond funds	200,504	200,504	-	-
Balanced funds	37,117	37,117	-	-
Growth & income funds	425,045	425,045	-	-
Growth funds	962,887	962,887	-	-
Target date funds	202,425	202,425	-	-
Money market fund	217,111	217,111	-	-

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2013 and 2012

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended June 30, 2013.  In addition, the Plan had no assets measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.

Note 6:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2013 and 2012, to Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$8,933,430	$6,776,186
Less: participants’ contributions receivable	17,944	10,040
Less: employer’s contributions receivable	316,683	262,600

Net assets available for benefits per Form 5500	$8,598,803	$6,503,546

The following is a reconciliation of contributions per the financial statements for the year ended June 30, 2013, to Form 5500:

2013

Contributions per the financial statements	$785,946
Add: Employer’s contributions receivable at June 30, 2012	262,600
Add: Participants’ contributions receivable at June 30, 2012	10,040
Less: Employer’s contributions receivable at June 30, 2013	(316,683)
Less: Participants’ contributions receivable at June 30, 2013	(17,944)

Contributions per Form 5500	$723,959

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2013 and 2012

Note 7:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The recent protracted economic decline presented employee benefit plans with difficult circumstances and challenges, which in some cases resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of recent economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

Southern Bank 401(k) Retirement Plan

EIN 43-0462350     PN001

Schedule H, Line 4i – Schedule of Assets (held at end of year)

June 30, 2013

	Investment Type and Issuer	Description of Investment		Current Value

*	American Funds Money Market Fund	185,174	shares	$185,174
	Mutual Funds
*	American Funds Bond Fund of America	3,474	shares	43,325
*	American Funds Intermediate Bond Fund of America	15,793	shares	212,413
*	American Funds Income Fund of America	1,141	shares	21,677
	Franklin Income Fund	1,855	shares	4,154
*	American Funds American Balanced Fund	2,953	shares	64,926
	Invesco Van Kampen Comstock Fund	6,482	shares	134,572
	Templeton Growth Fund	859	shares	17,971
*	American Funds Fundamental Investors	3,177	shares	144,692
*	American Funds Investment Company of America	10,580	shares	355,165
*	American Funds Growth Fund of America	7,988	shares	302,761
*	American Funds New Perspective Fund	5,362	shares	177,642
*	American Funds New World Fund	3,556	shares	188,174
	Putnam Voyager Fund	225	shares	5,468
	Victory Established Value Fund	13,350	shares	411,988
	Franklin Small Cap Growth Fund	23,912	shares	359,159
*	American Funds 2010 Target Date Fund	2,480	shares	24,452
*	American Funds 2015 Target Date Fund	364	shares	3,669
*	American Funds 2020 Target Date Fund	7,548	shares	77,517
*	American Funds 2025 Target Date Fund	5,429	shares	57,603
*	American Funds 2030 Target Date Fund	5,299	shares	57,869
*	American Funds 2035 Target Date Fund	1,709	shares	18,611
*	American Funds 2040 Target Date Fund	5,740	shares	63,317
*	American Funds 2045 Target Date Fund	1,208	shares	13,291
*	American Funds 2050 Target Date Fund	1,429	shares	15,429
*	American Funds 2055 Target Date Fund	352	shares	4,658

*	Southern Missouri Bancorp, Inc. Common Stock (SMBC)	215,210	shares	5,524,450

*	Cash - SMBC Awaiting Purchase Fund			11

*	Participant Loans	Various maturity dates through 2018, interest rates of 4.25%		108,665
				$8,598,803

	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN BANK 401(k) RETIREMENT PLAN

	By:	Southern Bank, as Plan Administrator

Date December 27, 2013	By:	/s/ Matt Funke
	Name:	Matt Funke
	Title:	Chief Financial Officer